JULY 31, 2014 / 01:00PM GMT, SSP - Journal Communications Inc. to merge with E.W. Scripps Spinoff Conference Call

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SSP - Journal Communications Inc. to merge with E.W. Scripps Spinoff Conference Call

EVENT DATE/TIME: JULY 31, 2014 / 01:00PM GMT

JULY 31, 2014 / 01:00PM GMT, SSP - Journal Communications Inc. to merge with E.W. Scripps Spinoff Conference Call

CORPORATE PARTICIPANTS
Carolyn Micheli The E.W. Scripps Company - VP of IR
Rich Boehne The E.W. Scripps Company - Chairman, President & CEO
Steve Smith Journal Communications, Inc. - Chairman & CEO
Tim Stautberg The E.W. Scripps Company - SVP, Newspapers
Brian Lawlor The E.W. Scripps Company - SVP, Television
Tim Wesolowski The E.W. Scripps Company - SVP & CFO
Jason Graham Journal Communications, Inc. - CFO

CONFERENCE CALL PARTICIPANTS
Nadia Lovell JPMorgan - Analyst
Craig Huber Huber Research Partners - Analyst
Mario Gabelli GAMCO Investors - Chairman & CEO
Sachin Shah Albert Fried & Company, LLC - Analyst
Lance Vitanza CRT Capital Group - Analyst
Barry Lucas Gabelli & Company - Analyst
Edward Atorino The Benchmark Company - Analyst
Howard Rosencrans Value Advisory Company - Analyst
Gaurav Jain Altavista Capital Group - Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by. Welcome to the Scripps and Journal Communications Conference Call.

At this time, all participants are in a listen-only mode. Later, there will be an opportunity for questions and answers with instructions given at that time. (Operator Instructions). As a reminder, today's conference call is being recorded.

I would now like to turn the conference call over to your host, Vice President of Investor Relations at Scripps, Carolyn Micheli. Please go ahead.

Carolyn Micheli - The E.W. Scripps Company - VP of IR

Thanks, Allen. Good morning, everyone and thank you for joining us to this call to discuss the transaction announced (technical difficulty) The E.W. Scripps Company and Journal Communications.

I remind you that this conference call and webcast includes forward-looking statements and actual results may differ. Factors that may cause them to differ are outlined in the SEC filings.

We're going to start this morning with comments from Scripps' Chairman, President and CEO, Rich Boehne and Journal Communications' Chairman and CEO, Steve Smith. Also in the room are Scripps' CFO and Treasurer, Tim Wesolowski and Journal Communications' CFO, Jason Graham, as well as Tim Stautberg, the Head of Scripps Newspaper division; Brian Lawlor, Head of Scripps Television division; Doug Lyons, Scripps' Corporate Controller and Adam Symson, Scripps' Chief Digital Officer.

JULY 31, 2014 / 01:00PM GMT, SSP - Journal Communications Inc. to merge with E.W. Scripps Spinoff Conference Call

For more information about this deal including a PowerPoint presentation, you can visit the investor information pages of scripps.com or journalcommunications.com. You also can listen to an audio replay of this call at both websites. The link for the replay will be up there this afternoon and will be available for a week.

Now, I'll turn the discussion over to Rich, Steve and Tim.

Rich Boehne - The E.W. Scripps Company - Chairman, President & CEO

Thanks, Carolyn and good morning. Thanks for joining us.

As Carolyn mentioned, we put together a pretty in-depth presentation with all kinds of information to help you size up and figure out the deal. That's on the websites of both companies and if you're going to follow along, open that up and we'll surely give you page indicators as we go through. But we're not going to go point by point or touch on every single one. So, you could just follow along.

It's great to be here this morning with Steve Smith. He traveled from Milwaukee, so we could be together to share this momentous news with you. Steve is going to speak for Journal in just a few moments and I think it's safe to say we both believe this transaction offers all the shareholders a creative forward looking combination that rewards them and positions these two public enterprises for great success in the future.

By now, you have -- I assume, you've read the press release, and as you can see now on Page 4, if you want to skip ahead a little bit, we've done two things at once; we've created a larger, very different Scripps with more television and now radio and a bigger footprint for our market-leading digital products and services. We will now reach 18% of all US TV households and in some of the most attractive local markets in this country. In addition, by combining our respective newspaper businesses, we've created a new publicly traded newspaper company headquartered in Milwaukee called Journal Media Group operating in 14 markets and combining the venerable Milwaukee Journal Sentinel with a strong heritage of the Scripps' papers including the Memphis Commercial Appeal, the Knoxville News Sentinel and our Florida properties as well.

This deal creates two public companies that can better focus on the dynamics and opportunities of their respective industries. The new Scripps post deal will be on 69% by Scripps shareholders and 31% by Journal shareholders. Journal Media Group will be owned 59% by Scripps shareholders and 41% by Journal shareholders. Then also as part of the transaction, Scripps shareholders will receive a special cash dividend of $60 million, which comes out to about [a buck a share].

After this is done, Scripps will become the fifth largest independent TV station group owner in the country, and one of the largest ABC groups. Journal Media is expected to have about $0.5 billion of revenue from a portfolio of well-established local media brands and also several potential audience of more than 6 million with a combined Sunday circulation of more than 1 million copies.

This is also a deal among organizations with common foundational values. We both care deeply about public service through enterprise journalism. This transaction lets us align the respective journalism platforms and a pair of spin-offs and tax-free stock mergers offering attractive synergies and most importantly, two public platforms for our broadcasting and publishing activities to evolve and to compete. For both of us, this was the right time and the right partner for unlocking value through a realignment of our respective businesses.

Now if you move ahead to Page 8, Slide 8, you'll see that Scripps will still be controlled through the voting agreement of the Scripps family as we have enjoyed for our entire history. But now Journal Media Group will have a single class of stock and no controlling shareholder. Steve Smith is going to become Chairman of Journal Media Group and our own Tim Stautberg will join him in Milwaukee and becomes CEO of Journal Media Group. Both Steve and Tim are going to have some comments in just a minute. Both companies will maintain their rock solid commitment to enterprise journalism.

Now, if you jump ahead to Page 9, you can see that we anticipate $35 million in combined synergies from this transaction. As you would expect, most of these synergies result from eliminating redundancies. We have not included any revenue synergies from ratings improvement or digital upside, both of which we think are achievable. And remember, or but remember, we're starting with two public companies and we're ending with two public companies. So, we [aren't] eliminating the cost of running one of those public companies. And when the deal closes in 2015, The E.W. Scripps Company will own and operate television and radio stations serving 27 markets, including a larger footprint in some of the most politically active swing states.

I have to jump ahead to Page 14, Scripps went into this deal with -- which is a map, you'll see Scripps went into this deal with one of the most attractive collections of local markets in the industry and now, we had additional growth markets, including Nashville, Las Vegas, Fort Myers, Tucson and Boise. And we pull in Journal's long-time

JULY 31, 2014 / 01:00PM GMT, SSP - Journal Communications Inc. to merge with E.W. Scripps Spinoff Conference Call powerhouse station in Milwaukee, plus we strengthen or create natural clusters in Florida, Arizona and around Detroit. This deal also brings in Journal's radio strategy, which supports our goal at Scripps to go deeper in good markets. We'll now operate radio and TV in several markets, including Tulsa, Tucson, Milwaukee, Omaha and Boise. And remarkably, despite the scale of this combination, there are no market ownership conflicts between Scripps and Journal. There may be a couple of small end market issues, but they're not material. We're already one of the largest ABC affiliate groups in the nation and arguably with the most valuable ABC footprint and now we gain a little more diversity with two more NBCs and the addition of Fox and CBS stations including NewsChannel 5 in Nashville, one of the highest rated CBS stations in the country.

If you look ahead now to Page 15, you see that this enlarged Scripps footprint also adds leverage and opportunities for political advertising platform that we've created over the past few years. We handle all-round political ad sales through a dedicated full-time operation in Washington DC. And we'll now go deeper and get more than our share of political dollars spent in Florida, Arizona and Michigan, and we'll also add stations in Wisconsin and Nevada, two swing states, particularly important in Presidential election years, thus joined portfolio that already offers the best political advertising platform in Ohio, Colorado and Missouri.

If you move ahead one to Slide or Page 16, you'll see that adding more TV market also leverages our in-house programming strategy and investments. This will help us to expand the attractive return on investment we've made in programs like RightThisMinute, theLIST, Let's Ask America and soon to be rolling out in Scripps markets a show called, theNOW.

If you move one forward to Slide 17, one of the most attractive aspects of this combination is the strengthening of our opportunity to create value by being a leader in the evolution of the television medium. As we have been here at Scripps for more than 60 years, you can expect us to continue to roll out market leading digital and mobile products and services, plus use the heft of this big broadcast platform to build value through our new brands like Newsy, StormShield, DecodeDC and more to come.

If you move one ahead to Page 19, we give you a snapshot of the financial strength of this new company. We put together what we'll call illustrative metrics, a look at how this company may have performed had we created it at the beginning of the current year of 2014. This exercise is meant to help you build your models since you need a place to get started on sizing the deal and looking to the future. Now, it's not guidance and it's not the pro forma numbers that will be publicly filing a little later.

Had we've been together for all of 2014, including the synergies, the revenue for new Scripps would fall in the range of $815 million to $830 million. Total segment profit for the new Scripps would be between $190 million and $200 million. We would have expected to bring in between $75 million and $85 million of political revenue. CapEx would be between $25 million and $30 million, D&A roughly $55 million to $60 million and net leverage, a big plus in this deal, would only be about 2 times. Corporate, shared services and digital would be around $60 million, and our tax rate would be 37% to 40%. And if you're wondering about TV margins, we put those again for purposes of illustration at 32% to 35%. We also would have seen $90 million to $95 million in retransmission revenue. As you know, we've only just begun to show the potential of retransmission revenue on our station group, which will be much larger with the addition of Journal stations.

So now for just a second moving away from our 2014 illustrative metrics for just a moment and looking to the first full year of operation, retrans revenue would reach more than $165 million and we can expect nice double-digit annual retrans growth for the next few years.

Now, while it's possible to do a spin on a tax-free basis, the double spin/double merge structure of this deal does create corporate tax on one side, that's impossible to avoid. The tax is estimated to be $25 million or less than 7% of Journal's market cap. Remember, the spins are tax free to both Scripps and Journal shareholders.

And then finally, the share count for the new Scripps would be about 85 million.

I am going to turn it over to Steve, but I want to emphasize that Scripps shareholders will have ownership in a leading broadcast and digital platform and also receive shares in an attractive newspaper company with strong markets, financial strength and no controlling shareholder. We have great regard for Journal's people and publications. Together with ours, the new Journal Media Group will be positioned to play a leadership role in defining the future opportunity for journalism across print and digital platforms. For Scripps, helping create this new company was a strong attraction of the deal.

Now, I'm going to turn it over to Steve Smith from Journal and then to Tim Stautberg who will also offer some thoughts about the newspaper company that he is going to run. Steve?

Steve Smith - Journal Communications, Inc. - Chairman & CEO

JULY 31, 2014 / 01:00PM GMT, SSP - Journal Communications Inc. to merge with E.W. Scripps Spinoff Conference Call

Thank you, Rich. It is a pleasure to be here today.

Rich and I and our teams have been working for many months to bring these two companies together and I too believe this transaction will provide great value for both sets of shareholders. For Journal Communications shareholders, this is a unique opportunity to own part of two leading media companies that are both well positioned to achieve their respective goals.

If you look at Slide 21, you can see this deal creates a pure-play newspaper company with many strengths and opportunities. One of the key benefits found in the structure of this deal is that the stock for stock transactions allow us to both come together with very modest leverage. Scripps will have the lowest leverage among its broadcasting peers and Journal Media Group will begin with no debt and it will be virtually free of qualified pension obligations. Journal Media Group will combine two best-in-class publishing teams in one focused enterprise with a single class of stock. Both companies will be well positioned to create value and take advantage of strategic opportunities in the future. This is also a unique tax efficient transaction that realigns our respective portfolios, while adding significant scale, negotiating power and operating leverage.

The financial profile on Slide 22 gives a picture of a Journal Media Group with more than a $0.5 billion in revenue and $55 million to $60 million of EBITDA. The company is expected to be profitable, debt free and able to both invest in growth when opportunities arise and also to align the interest of shareholders in our uses of cash. Bottom line, Scripps and Journal are a natural fit. We both have family ownership routes, Midwestern sensibilities and a long storied histories. Our histories are certainly the foundation for our values, things like ethics and integrity, respect, excellence, accountability and customer focus. These values are timeless. And there is already quite a bit of innovation and creative thinking taking place throughout both organizations. You can see it in digital media, in programming initiatives and in special journalism projects. We are clearly positioned to provide continuing exceptional service to our local communities in both companies.

I have enthusiastically agreed to serve as the non-executive Chairman of the Board of Journal Media Group. And as you know, Tim Stautberg, will be the Chief Executive Officer of this new company. Headquartered at Milwaukee Journal Sentinel, our flagship newspaper, we will have a great collection of newspapers from California to Florida and Wisconsin down to the Texas Gulf Coast. The new Journal Media Group will have increased scale and balance sheet capacity that will position it for success.

Now, the foundation of any newspaper is its dedicated journalists and media professionals. I'm extremely proud of Journal's people and record of excellence and I'm looking forward to working with the new company that joins many of them with many of the talented Scripps media professionals as well. We believe the combination of Journal and Scripps will result in consistently exceptional print and digital journalism along with continued results for our advertising customers. We are confident that in their local markets these organizations will continue to be the most comprehensive source of news in this digital world. As I've said, we are very pleased that Journal Media Group will be based in Milwaukee. It will have 3,600 employees serving a wide array of newspaper markets that will generate annual revenue of approximately $0.5 billion.

Journal Media Group's combined scale and balance sheet capacity positions it well to navigate the ongoing transformation of the publishing industry. The newspaper publishing industry will continue to evolve and by putting these two companies together, we have better positioned them to evolve and create value better than either of them could do separately.

And now I'll let Tim Stautberg give you a bit more detail on his view of Journal Media Group. Tim?

Tim Stautberg - The E.W. Scripps Company - SVP, Newspapers

Thanks so much, Steve and good morning everyone.

When Rich and Steve approached me about the opportunity to lead the new publicly traded newspaper company being contemplated in the transaction, I didn't hesitate in providing my answer absolutely; in other words, yes. I've been blessed with opportunities to serve Scripps in a variety of roles over the last 24 years and all of those experiences will inform and shape my approach to leading the new Journal Media Group. This is an exciting time for those of us planning to be a part of Journal Media Group. We'll have the benefit of leveraging the strengths of our respective newspaper operations and operate with greater scale across all functional areas. We will be anchored by the Pulitzer Prize winning Milwaukee Journal Sentinel, as well as the Naples Daily News in Florida, two of the best performing newspapers in America.

As you can see on Slide 23, we'll have papers from the California Coast to the Texas Gulf Coast and the Florida Treasure Coast and even the Wisconsin Coast, all very different markets, but all with tremendous opportunity for us. And in each of our markets, our reach is unparalleled.

JULY 31, 2014 / 01:00PM GMT, SSP - Journal Communications Inc. to merge with E.W. Scripps Spinoff Conference Call

As you can see on Slide 24, on a weekly basis, anywhere from 55% to 75% of adults in our markets are reading our content in print or on digital platforms. In fact, the Milwaukee Journal Sentinel continues to enjoy the distinction of having the best reach among all its peers in the Top 50 markets in the country. More importantly, we'll be a financially flexible media company with an aggressive approach to navigating the current environment. We'll be focused on three key priorities that then set us up to take advantage of a fourth.

First, as you could see on Slide 25, we will create and deliver compelling products and services aimed at satisfying the news and information needs of consumers in our local markets. Second, we'll efficiently connect advertisers and their messages with their current and prospective customers via our print and digital products and other services. Third, we'll take action to stabilize revenues and improve the profitability of our business. And fourth, with the ability to generate ample free cash flow and good financial flexibility, we'll be in position to explore opportunities to add attractive markets to our portfolio as long as it makes strategic and financial sense.

We're fortunate to be the owners of local media brands that matter; what we do matters. And that fact provides energy for the teams in each of our markets. At Scripps, we've been focused on building and deepening our relationships with consumers and advertisers. Journal shares a similar focus and culture. Together, our newspapers will chart a course that successfully leverages our strong positions as local media enterprises that matter. It's an exciting time as we build a 21st century local media business worthy of its founders, E.W. Scripps and Lucius Nieman, both venerable names in journalism history.

As Rich and Steve have said, Scripps and Journal are two companies that care deeply about the communities they serve and are committed to providing the highest quality news and information. The new Journal Media Group will bring together the best from both of these cultures to form a new culture that serves its print and digital audiences with energy, passion and a commitment to enterprise journalism.

And now Allen, we'll take questions.

JULY 31, 2014 / 01:00PM GMT, SSP - Journal Communications Inc. to merge with E.W. Scripps Spinoff Conference Call

QUESTION AND ANSWER

Operator

(Operator Instructions) Alexia Quadrani, JPMorgan.

Nadia Lovell - JPMorgan - Analyst

Hi, good morning. This is Nadia Lovell in for Alexia. First, congratulations on the transaction. Just a few questions. One of you could provide any additional color on the breakdown of the synergies, roughly how much of that $35 million in synergies is going to the new Scripps?

Rich Boehne - The E.W. Scripps Company - Chairman, President & CEO

I'll let Tim Wesolowski answer that Nadia.

Tim Wesolowski - The E.W. Scripps Company - SVP & CFO

Good morning, Nadia. The $35 million is really from a combination of the two organizations. It comes from some shared services among the two and we haven't really split out where it's going to go between the two new organizations. It's $35 million in total, the combined synergies.

Nadia Lovell - JPMorgan - Analyst

Okay. Do you see any sort of regulatory hurdles and also is the deal likely to close in early 2015 or late 2015?

Rich Boehne - The E.W. Scripps Company - Chairman, President & CEO

Hi Nadia, it's Rich. We wanted to close as soon as humanly possible. We have to work through the SEC process and also the FCC. There aren't any substantial hurdles that we know of. So we don't assume any sort of issues in either place, which is sort of all depends on their calendar and we'll close just as soon as they're ready.

Nadia Lovell - JPMorgan - Analyst

Okay. And then are there any color on the impact of your retrans agreements or the Journal stations paying reverse comp, where are they in their retrans cycle?

Rich Boehne - The E.W. Scripps Company - Chairman, President & CEO

Let me -- let's break that down into two pieces. You asked about Journal's reverse comp in their current agreements, Steve will -- can speak to that and I'll let Brian Lawlor talk about the retransmission.

JULY 31, 2014 / 01:00PM GMT, SSP - Journal Communications Inc. to merge with E.W. Scripps Spinoff Conference Call

Steve Smith - Journal Communications, Inc. - Chairman & CEO

Yes and Jason Graham is here as well from -- our CFO from Journal. We have completed most of our retrans agreements over the last year. I believe that we have --.

Jason Graham - Journal Communications, Inc. - CFO

We've got roughly 20% of our subs that are up in 2014 with the vast majority of that being at the end of the year.

Steve Smith - Journal Communications, Inc. - Chairman & CEO

So we've come through the cycle for our retrans agreements.

Brian Lawlor - The E.W. Scripps Company - SVP, Television

And Nadia, it's Brian. I think as we said, there are modest synergies that are favorable as a result of this and that really is because of the after-acquired clauses that we're able to take advantage of in some of our contracts. But as Steve and Jason just said, Journal recently did most of their retrans deals. So they are already bringing those to the table at market value -- at fair market value. And so that's why the synergies are just modest.

Nadia Lovell - JPMorgan - Analyst

So are you in terms of the retrans after-acquired clause, is it some of the Journal stations will be rolled on to legacy Scripps agreements or is it a combination of both?

Brian Lawlor - The E.W. Scripps Company - SVP, Television

It's really a combination of both, it's on a deal by deal basis, Nadia.

Nadia Lovell - JPMorgan - Analyst

What about [OTA]?

Brian Lawlor - The E.W. Scripps Company - SVP, Television

Well, I'm not going to tell you these stations do not fall within the low rate associated with our legacy Scripps deal.

Nadia Lovell - JPMorgan - Analyst

Okay. But you can't roll on to the legacy Scripps, you can't roll on to Journal contract for contest?

JULY 31, 2014 / 01:00PM GMT, SSP - Journal Communications Inc. to merge with E.W. Scripps Spinoff Conference Call

Steve Smith - Journal Communications, Inc. - Chairman & CEO

We wouldn't want to.

Rich Boehne - The E.W. Scripps Company - Chairman, President & CEO

Yes, there -- I wouldn't work.

Nadia Lovell - JPMorgan - Analyst

And then just lastly, I'm wondering if you could comment on your leverage appetite for the combined entity, I mean, as you noted you are far below compared to your broadcast peers and also any impact on your share buyback plan?

Tim Wesolowski - The E.W. Scripps Company - SVP & CFO

So, Nadia, the net leverage on as we close will be in about the 2 time range, which is very, very modest. We've said before that we would go up to 3 times leverage if the appropriate transaction make sense for us, we're not afraid of leverage. It's not in our DNA to go up and leverage the company. Part of the reason that we sized the one-time dividend at $60 million was because of very good balance between returning cash to shareholders immediately and still leaving E.W. Scripps with a very strong balance sheet.

Rich Boehne - The E.W. Scripps Company - Chairman, President & CEO

And then Jason and Steve, you want to comment on debt for the new entity.

Jason Graham - Journal Communications, Inc. - CFO

As we mentioned, Journal Media Group comes in with $10 million of cash, no funded debt and free of virtually all qualified pension obligations.

Rich Boehne - The E.W. Scripps Company - Chairman, President & CEO

Yes. You'll have about the cleanest newspaper balance sheet in the industry and as you just said, we'll have an incredibly strong balance sheet, no debt on the Scripps side as well.

Tim Wesolowski - The E.W. Scripps Company - SVP & CFO

And I think you also asked about share buyback. Until the deal actually closes, neither party will be either issuing shares or buying shares.

Operator

Craig Huber, Huber Research Partners.

Craig Huber - Huber Research Partners - Analyst

JULY 31, 2014 / 01:00PM GMT, SSP - Journal Communications Inc. to merge with E.W. Scripps Spinoff Conference Call

Yes, good morning, congratulations as well. Several questions here, if I could just go one by one. What is your best guess on the timing when you think these transactions will close, do you think it could be done by the end of this year or that's too soon?

Rich Boehne - The E.W. Scripps Company - Chairman, President & CEO

Hey Craig, it's Rich again. Just said, that's really up to the SEC and FCC. We'll close just as soon as they will let us, but the timing is a little hard to call at this point. We use 2015 as our very best guess.

Craig Huber - Huber Research Partners - Analyst

Okay. Can you -- I'm just curious just [for research purposes], how did this whole transaction come about, I mean, who approached who or some bankers come directly to one of you guys, and how did this whole transaction come about please, and how long it's been contemplated for?

Steve Smith - Journal Communications, Inc. - Chairman & CEO

You want to start, Rich?

Rich Boehne - The E.W. Scripps Company - Chairman, President & CEO

Well, some time, I think --.

Steve Smith - Journal Communications, Inc. - Chairman & CEO

February, I think.

Rich Boehne - The E.W. Scripps Company - Chairman, President & CEO

February, most seriously, when I had to climb over top of mounds of snow in New York City and find some little Italian restaurant over on the other side of Hell's Kitchen to meet and talk with Steve about how we are both thinking about ours -- these two kinds of assets we had in our companies for the future. Go ahead, Steve.

Carolyn Micheli - The E.W. Scripps Company - VP of IR

Well, and we've talked a number of times and obviously, Craig, our teams have met a number of times during the diligence process. And the important part about that is that we knew the Scripps Company and had looked upon this company for a long time with a great deal of admiration, the cultures are very similar. This was a -- this was already a great television group and it just got better and we're very excited about putting through the new publishing company together. So it's seemed very natural over the last few months.

Rich Boehne - The E.W. Scripps Company - Chairman, President & CEO

And Craig, as you well know, from your long history in the business, rarely can you put portfolios together or not run into a bunch of conflicts. That was a real attraction here.

Craig Huber - Huber Research Partners - Analyst

JULY 31, 2014 / 01:00PM GMT, SSP - Journal Communications Inc. to merge with E.W. Scripps Spinoff Conference Call

So, does that to say then that Journal approached Scripps, I'm just curious, and the whole thing came together please?

Steve Smith - Journal Communications, Inc. - Chairman & CEO

I think that with the help of advisors, don't really recall exactly when somebody said hey, this would be a good idea, but it was -- we knew each other and we sat down and in this environment, it just felt like a very, very good thing to do from a business standpoint and a good thing to do for both sets of shareholders.

Craig Huber - Huber Research Partners - Analyst

Okay. And then also just to horn in on this $35 million of synergies and stuff, I mean, just again for modeling purposes, I mean you guys thinking maybe 80% of the $35 million is from the broadcasting side and much of that from the -- understand us better (multiple speakers) extra qualification around it?

Tim Wesolowski - The E.W. Scripps Company - SVP & CFO

Yes, as Brian said, that $35 million is a modest amount of retrans synergies at closing due to the after-acquired classes. Those expense cuts that are part of that sort of really redundancies and kind of shared services in the two organizations. The two groups have been working hard to build that the newspaper group brick-by-brick, which is the way that it was done and we're splitting those up between the two companies. It is very difficult to do kind of in the nature of where they come from in shared service.

Tim Stautberg - The E.W. Scripps Company - SVP, Newspapers

At least at this point.

Craig Huber - Huber Research Partners - Analyst

So you can't even help us if it's 50-50 if it's more secured one way or the other in terms of what the other synergies break up between?

Steve Smith - Journal Communications, Inc. - Chairman & CEO

Yes, really hard to do. We've given -- part of the reason that we did the illustrative metrics was to help you think and size this company as you are building the models and it'd be fair to say that in our view of where those are would be captured in the illustrative metrics.

Craig Huber - Huber Research Partners - Analyst

The next $50 million to $60 million of newspaper EBITDA, how much is in there for corporate, is it like $20 million or something?

Jason Graham - Journal Communications, Inc. - CFO

We got the EBITDA figure in there, we haven't disclosed at this point the corporate portion.

Steve Smith - Journal Communications, Inc. - Chairman & CEO

JULY 31, 2014 / 01:00PM GMT, SSP - Journal Communications Inc. to merge with E.W. Scripps Spinoff Conference Call

But I mean I think that it will be consistent. I mean, I think that one of the elegant parts of this deal is that we have a corporate team in Milwaukee as you know, Craig, but it is not a huge corporate group. But we have the opportunity now with Tim and Jason will have the opportunity to really design that group. So we really can't tell you exactly what that will be. I mean obviously there is a -- we've got a wide budget that we thought about, but that's all to be determined during the next six or seven months.

Craig Huber - Huber Research Partners - Analyst

Rich, early on, you said there were no conflicts -- overlap in stations and somewhat you did mention there are some end market issues and you said they were small, can you just elaborate what you meant there?

Rich Boehne - The E.W. Scripps Company - Chairman, President & CEO

There are a couple of markets where Journal smartly had doubled up and had duopolies and where you had some failing station waivers in a few small markets, Boise, Green Bay, Tucson that we'll have to work with the FCC and hopefully prevail on to keep those. Also there is a -- maybe a little too much radio on Wichita at this point. But those are, to any models, those would be immaterial and we're hoping that we'll prevail and keep them all.

Craig Huber - Huber Research Partners - Analyst

And I assume with this broadcasting transaction you would feel that your leverage in the marketplace both retransmission contracts as well as network compensation discussions that you have much more leverage, is that a fair statement?

Rich Boehne - The E.W. Scripps Company - Chairman, President & CEO

Sure. It never hurts, right? And to add really good strong markets with strong performing stations helps as well.

Operator

Barry Lucas, Gabelli & Company.

Barry Lucas - Gabelli & Company - Analyst

Thanks and good morning. I have a couple and when you start, we -- talk about conflicts, Rich, what happens in Naples with regard to of course ownerships and Scripps holders will own the majority of the new publishing company, is there an attribution issue that could provide a little bit of a stumbling block?

Rich Boehne - The E.W. Scripps Company - Chairman, President & CEO

No, there is not. Remember, these will be in two separate companies. The Scripps family will only control The E.W. Scripps Company and they'll be holders as individuals in Journal Media Group. So absolutely, there is no issue at all. That's one of the beauties of the way we put the deal together.

Barry Lucas - Gabelli & Company - Analyst

JULY 31, 2014 / 01:00PM GMT, SSP - Journal Communications Inc. to merge with E.W. Scripps Spinoff Conference Call

Great. And just speaking to that issue, I know the -- obviously the trust was dissolved and the assets distributed, but there was always the -- an issue or a legacy issue of the Scripps family controlling the newspaper operations and it looks like, they'll own about 3 million plus shares and that -- so that is not an issue either I think?

Rich Boehne - The E.W. Scripps Company - Chairman, President & CEO

No, obviously not. I've got to tell you the family was -- are enthusiastic supporters of the deal. We work very closely with them obviously and based on your long history, you know that we're opposed to the trust and it's the next generation of the family and they were very, very favorable to the deal and obviously agreed to amend their voting agreement.

Barry Lucas - Gabelli & Company - Analyst

Okay. And maybe lastly this go around for Steve. I put my Journal had on here, the premium to the extent there is one, trying to back into a multiple on the transaction, which kind of appears to be about 9 times. How do you look at that, Steve, and obviously you think it was fair because you've signed off on it, but was there more to be gained by waiting and maximizing either the broadcast footprint or maybe looking at some other form of financial engineering?

Steve Smith - Journal Communications, Inc. - Chairman & CEO

Barry, we really don't believe so. We really believe this transaction offered the best possible outcome for our shareholders. You understand all of the things that would come around that what you described in a transaction. This exchange ratio that was negotiated represents a premium over their current trading level and the shareholders will be able to take advantage of the growth of the businesses -- of both these businesses going forward.

So I'll leave it to you to think about the market multiple, but we just believe that putting these companies together, the combination of this built the low leverage that The E.W. Scripps Company will have going forward and the no debt and no -- and the pension benefit that we talked about, makes this a great transaction for Journal shareholders as well.

Operator

Mario Gabelli, GAMCO Investment.

Mario Gabelli - GAMCO Investors - Chairman & CEO

Hi, Rich and Steve, very creative. I've seen a lot of deals over the last 40 years and this comes as a great deal. Just a couple of questions, are the shareholders have to vote on this?

Rich Boehne - The E.W. Scripps Company - Chairman, President & CEO

Yes.

Mario Gabelli - GAMCO Investors - Chairman & CEO

Secondly, the NOL you found a very clever way to avoid the section 382 limitations, is that correct on the federal?

Steve Smith - Journal Communications, Inc. - Chairman & CEO

JULY 31, 2014 / 01:00PM GMT, SSP - Journal Communications Inc. to merge with E.W. Scripps Spinoff Conference Call

Yes, we've done the analysis and don't believe that we're going to run into any limitation issue.

Mario Gabelli - GAMCO Investors - Chairman & CEO

When you gave a cash tax rate of 35% plus, you're not -- you're talking book tax, not cash tax, correct?

Rich Boehne - The E.W. Scripps Company - Chairman, President & CEO

That's correct.

Mario Gabelli - GAMCO Investors - Chairman & CEO

So I just come in due and there's a lot of [knits in the way I'm hearing] questions that have been asked and answered, I'm sure they'll echo some of the same ones. Congratulations to both and I look forward to reading all the documents. Take care.

Rich Boehne - The E.W. Scripps Company - Chairman, President & CEO

Thank you, Mario.

Steve Smith - Journal Communications, Inc. - Chairman & CEO

Thanks Mario.

Operator

Lance Vitanza, CRT Capital Group.

Lance Vitanza - CRT Capital Group - Analyst

My two questions, the first is with respect to retrans and I'm on Slide 19, I'm guessing you have about $19.2 million MVPD subs once the deal closes and I apologize if I missed a more precise number that maybe you gave out. But, so for 2015 that suggests a rate of about $0.72 per sub per month, which seems low relative to guys like (inaudible) and I'm wondering if that's because you'll still have a significant number of subs at below market rates even in 2015 or is it something structural with respect to your portfolio in markets and so forth?

Brian Lawlor - The E.W. Scripps Company - SVP, Television

Hey, Lance, it's Brian. I think your analysis or at least your thinking is right on. We still on the Scripps side with our legacy television stations, the original nine markets and ten television stations, still have not yet captured full market value through 2015 on some of the Time Warner and Comcast subs, they are -- that's exclusive to the legacy Scripps television stations, but Time Warner expires at the end of 2015, Comcast at the end of 2019. We feel like we've captured a good value everywhere else, but we still have to live out the terms of those deals.

Rich Boehne - The E.W. Scripps Company - Chairman, President & CEO

Yes, we've so guided -- it's Rich, we've got very good growth ahead of us.

JULY 31, 2014 / 01:00PM GMT, SSP - Journal Communications Inc. to merge with E.W. Scripps Spinoff Conference Call

Lance Vitanza - CRT Capital Group - Analyst

Great and then one other question if I could on the newspaper side, margins and maybe I'm misreading the slide, but I have got a rate, it's -- it looks like 10% margins even with the synergies, which I would have expected higher. And I'm wondering, I mean if you look at McClatchy and Lee and others, do we have significant upside here or is there something here about the structure of your business that you think just basically is less profitable endeavors?

Tim Stautberg - The E.W. Scripps Company - SVP, Newspapers

I think it's a mix of both. This is Tim Stautberg. Our ambitions are to continue to improve those margins. And in fact, more importantly, improve the cash flow generated on the assets that we have in our 14 markets. That said, we've got a public company there and we also run our newsrooms in our markets in a way that it's staffed for future growth. And we have great aspirations to build out our consumer-facing media businesses locally and we want to make sure that we have the appropriate amount of resources to take advantage of those opportunities. But it will be a balance, so we're starting out at a 10% margin. Our hope is that we would be successful in growing that over time, but I think our two cultures come together nicely in terms of what our priorities are.

Operator

Edward Atorino, Benchmark.

Edward Atorino - The Benchmark Company - Analyst

No, my question has sort of been answered. Congratulations, terrific deal, two and two equals [about 12].

Rich Boehne - The E.W. Scripps Company - Chairman, President & CEO

Thank you, Ed.

Operator

Howard Rosencrans, Value Advisory.

Howard Rosencrans - Value Advisory Company - Analyst

Hi guys, congrats. It looks like a fabulous deal. I'm a little confused on the retrans. For 2015, you have the big bump and you don't have either the Comcast or the Time Warner, whichever it is on the Scripps side kicking until 2016. So what -- and you said pretty much Journals was full loaded in 2014, so what accounts for the big bump in 2015?

Brian Lawlor - The E.W. Scripps Company - SVP, Television

Hey, Howard, it's Brian. About a third of our subs come up this year and so we negotiated some of them mid-year and those deals were done, and done very much to my liking. But we have several million subs that come up at the end of the year and those will come into play for the full year of 2015.

JULY 31, 2014 / 01:00PM GMT, SSP - Journal Communications Inc. to merge with E.W. Scripps Spinoff Conference Call

Howard Rosencrans - Value Advisory Company - Analyst

Okay. And looking at the debt side of the equation, I'm a little confused of the 2 times leverage. Scripps has $200 million in cash and $200 million in debt and there is a line item above the liabilities that I didn't check into. And then on the Journal side, there is a [$170 million] debt. So I'm not -- I don't -- how are we heading to what I guess you're suggesting it's -- is it $400 million you're implying into debt on the combined entity or is it -- are you looking at the EBITDA which would be the $190 million less the $60 million, so you're saying there's $130 million EBITDA, so it's $260 million, what is the combined debt on the broadcasting entity?

Brian Lawlor - The E.W. Scripps Company - SVP, Television

So a couple of things. One, we closed the Granite transaction in the second quarter. So the cash balance that we've got at this point is about $100 million. I think that's one of the pieces that will help get to where you are and when we use the term in there about 2 times net leverage that was meant to be an indicator that this will be very modestly leveraged. What's happening as we're bringing our [about $200 million] of debt to the equation, Journal's got a $165 million or so they're bringing back to the equation.

Both firms will be building cash between now and the close and enjoying the political revenue. So it will be very modest leverage. We were intentionally [bagged] a bit, the point we wanted to make is we're modest leverage and it wasn't about backing in too many EBITDA numbers going forward. We tried to provide those with the illustrative metrics.

Howard Rosencrans - Value Advisory Company - Analyst

It's not about backing into -- okay, but so we've got $365 million combined and less the $100 million in cash, so that's at $265 million and then there are no sort of pension things or other there is staying with the combined entities, is that right?

Tim Wesolowski - The E.W. Scripps Company - SVP & CFO

The pension obligations of Scripps and Journal go to the new -- old E.W. Scripps. Both companies broadly speaking at about $65 million or so of unfunded liabilities at the end of last year and pension obligations are not included in the numbers that you've got there. So there's several things that are popping around between now and then, there is cash coming in from political, from both us and from Journal, there is cash dividend in the mix, there is one-time cost in the mix, there is a lot of factors that go into that. The point of the 2 times is we're very modestly leveraged, we'll have the lowest leverage in the industry and plenty of opportunity to take advantage as we go forward.

Howard Rosencrans - Value Advisory Company - Analyst

Okay. [Just so I am interested in] the numbers that you're laying out only today, so it's $365 million is the gross debt less the $100 million in cash, which is what Scripps brings to the tables $265 million plus $60 million, which is the one-time going back to Scripps. So it's sort of $325 million is the starting point, is that -- am I understanding that correctly?

Tim Wesolowski - The E.W. Scripps Company - SVP & CFO

I'd be glad to work through the math, if you want to call afterwards, how's that?

Howard Rosencrans - Value Advisory Company - Analyst

Okay. Great, thanks guys.

JULY 31, 2014 / 01:00PM GMT, SSP - Journal Communications Inc. to merge with E.W. Scripps Spinoff Conference Call

Tim Wesolowski - The E.W. Scripps Company - SVP & CFO

Thanks, Howard.

Operator

Michael Kupinski, Noble Financial.

Unidentified Participant

Hi, good morning. This is actually (inaudible) in for Michael Kupinski and congrats on the deal as well. So most of the questions have been asked, but I do just a quick one. Given the strong balance sheet and prospects for further acquisitions, I guess how would you rank acquisitions going forward between digital TV and/or radio?

Rich Boehne - The E.W. Scripps Company - Chairman, President & CEO

Well, let me speak to -- I'll speak to it from the Scripps side and then we'll let the Journal folks speak as well. I think we would rank it, obviously we still have an appetite for stations and as we've talked about many times especially to increase our depth in good markets where we do business today. And just generally speaking, we'll continue to be optimistic. We'll continue to make our digital investments. We are seeing traction and opportunity and we think there is -- in the markets where we do business today, there is a significant opportunity to be the leading digital platform and we're going to continue to invest there, although we've already rolled out products and services in most of our markets where I think we can legitimately claim we're the leading brand. And obviously, I mean, we've got to get this done and close, but we'll talk again about how if need be we would return capital to shareholders just like we always have. Now, I'll let Steve talk about Journal.

Steve Smith - Journal Communications, Inc. - Chairman & CEO

Before we go, Tim, do you want to talk about radio and how you feel about radio?

Rich Boehne - The E.W. Scripps Company - Chairman, President & CEO

Yes. We talked a lot of it. Radio -- Scripps was in the radio business and we got out of it. We had just a few stations in the early 1980s and we had some conflict in markets, so we decided to get out. So we spend a lot of time over the past few months looking at radio and is it a business we want to get back into. We really especially like the Journal strategy around doubling up in markets where they also had TV. So I'd say we're an enthusiastic -- we're going to be an enthusiastic new owner of TV stations -- this radio stations at this point and TV stations.

Steve Smith - Journal Communications, Inc. - Chairman & CEO

Tim, do you want to take up the appetite for acquisitions or you and Jason would like to talk about that a little bit.

Tim Stautberg - The E.W. Scripps Company - SVP, Newspapers

I'd say, as I said in the remarks, the fact that we're going to have ample free cash flow, very good financial flexibility coming out of this transaction will give us the opportunity to explore where it makes sense adding to our portfolio of markets. We see a bright future on the consumer-facing side of our business and the ability to continue to build audience and extend the marketplace for advertisers and if we can do a good job on the innovation front and find success there, then if we can bring that to other markets and build this company that's an awesome thing. So that would be how we'd approach it, but it would have to make strategic sense to us, and also I know have a good solid return on capital.

JULY 31, 2014 / 01:00PM GMT, SSP - Journal Communications Inc. to merge with E.W. Scripps Spinoff Conference Call

Steve Smith - Journal Communications, Inc. - Chairman & CEO

I've heard you talk about operating very focused on operating metrics and operating the papers in markets that we have already and then you'll consider looking forward.

Operator

Edward Atorino, Benchmark.

Edward Atorino - The Benchmark Company - Analyst

Yes, now that you are a pure newspaper company and the newspaper business is what it is, do you see any opportunities to expand by acquisition in the newspaper business with the balance sheet and stuff?

Tim Stautberg - The E.W. Scripps Company - SVP, Newspapers

We just talked about that and --.

Edward Atorino - The Benchmark Company - Analyst

I must have missed it. I'm sorry.

Tim Stautberg - The E.W. Scripps Company - SVP, Newspapers

Yes, no. That's okay. Yes we just talked about that and yes, we do, I mean we've got a lot of things with the transition, putting the properties all together into new Journal Media Group that's going to keep us busy for a while. But on the other side of that, we'll certainly be open to exploring opportunities to add to the portfolio.

Operator

(inaudible).

Unidentified Participant

Good morning, gentlemen and congrats. This is really stunning. I'm just trying to understand, I know that you put out this illustrative slide, but is this combined segment profit less the corporate and shared service expenses is that include the synergies that you said of $35 million?

Jason Graham - Journal Communications, Inc. - CFO

Yes. So it is net of the corporate costs and includes synergies.

Unidentified Participant

And of this illustrated political number $75 million to $85 million, could you give us a little bit of sense of what the breakdown is on a percentage basis between legacy Scripps and legacy journal?

JULY 31, 2014 / 01:00PM GMT, SSP - Journal Communications Inc. to merge with E.W. Scripps Spinoff Conference Call

Tim Wesolowski - The E.W. Scripps Company - SVP & CFO

More than two thirds -- two thirds maybe on the Scripps side.

Jason Graham - Journal Communications, Inc. - CFO

So we've given guidance of political of about $65 million in 2014.

Steve Smith - Journal Communications, Inc. - Chairman & CEO

That's Scripps.

Unidentified Participant

Okay. And then just my last question, I think you highlighted there will be $10 million of cash and no debt at Journal. Could you highlight what the pro forma cash would be at [Scripps broadcasting company] after the dividend I guess and after all transactions?

Tim Wesolowski - The E.W. Scripps Company - SVP & CFO

We've not highlighted that yet. So we've got, went into this -- the second quarter with about $200 million in cash. We paid down -- we bought the Granite stations, we'll have [probably $100 million] at the end of the second quarter and we've talked about the guidance for political, we will be expecting all that political revenue to be coming in in the second half of the year. So we'll have a -- continue to build cash and have a strong cash position, have acquired by the number.

Operator

Gaurav Jain, Altavista.

Gaurav Jain - Altavista Capital Group - Analyst

Thank you and congratulations on the deal. The $25 million of taxes that Journal will pay, that is included in the slides that you have shown on the debt of the two companies, am I correct in that?

Tim Wesolowski - The E.W. Scripps Company - SVP & CFO

In terms of the 2x leverage at the new Scripps.

Gaurav Jain - Altavista Capital Group - Analyst

Yes, right.

Tim Wesolowski - The E.W. Scripps Company - SVP & CFO

JULY 31, 2014 / 01:00PM GMT, SSP - Journal Communications Inc. to merge with E.W. Scripps Spinoff Conference Call

Yes.

Gaurav Jain - Altavista Capital Group - Analyst

And the 2x leverage of using 2014 EBITDA, it doesn't average political and non-political year.

Jason Graham - Journal Communications, Inc. - CFO

That's really kind of a broad number to describe the low leverage that we've got. So it's -- that really to say whether it's two-year average or it's cash flow divided by the expected net debt that we'll have when the business is one at closing.

Tim Wesolowski - The E.W. Scripps Company - SVP & CFO

And then just (multiple speakers) to the $25 million of tax that will wind up being deductible at Journal Media Group. So that will be recognized over time.

Operator

(Operator Instructions) Sachin Shah, Albert Fried.

Sachin Shah - Albert Fried & Company, LLC - Analyst

Hi, good morning. Congratulations on the deal. I may have missed this early on, but just can you go over the specific regulatory approvals that are required?

Rich Boehne - The E.W. Scripps Company - Chairman, President & CEO

Yes, this is Rich. Securities and Exchange Commission approval [is my little work, in that sense] creating a new co. So we'll start that process very shortly. And then the FCC approvals because of the broadcast properties. Those are the two major journeys ahead and we'll try to get those done just as quick as we can.

Sachin Shah - Albert Fried & Company, LLC - Analyst

Okay. So it's basically the SEC and then obviously the shareholder vote and then the FCC and is an HSR required or no HSR?

Rich Boehne - The E.W. Scripps Company - Chairman, President & CEO

Yes, it is.

Sachin Shah - Albert Fried & Company, LLC - Analyst

Okay. And so, it's just -- that's the kind of path to completion here.

JULY 31, 2014 / 01:00PM GMT, SSP - Journal Communications Inc. to merge with E.W. Scripps Spinoff Conference Call

Rich Boehne - The E.W. Scripps Company - Chairman, President & CEO

Yes.

Sachin Shah - Albert Fried & Company, LLC - Analyst

Okay. And a follow-up on this $60 million special dividend, can you just -- I just want to make sure I got the math right that what that equates to per share because I know it's before the deal closes?

Rich Boehne - The E.W. Scripps Company - Chairman, President & CEO

Yes, it's about $1 a share.

Sachin Shah - Albert Fried & Company, LLC - Analyst

Even?

Rich Boehne - The E.W. Scripps Company - Chairman, President & CEO

Well, plus or minus.

Operator

Mario Gabelli, GAMCO Investments.

Mario Gabelli - GAMCO Investors - Chairman & CEO

Yes. This is another one of those little knits. Have you decided who's going to be on the Board of each company? How many directors will be appointed by JRN to the SSP?

Rich Boehne - The E.W. Scripps Company - Chairman, President & CEO

Mario, it's Rich. For the most part, the Scripps Board will remain the same post transaction and we'll just see from there.

Mario Gabelli - GAMCO Investors - Chairman & CEO

And then on the Journal?

Steve Smith - Journal Communications, Inc. - Chairman & CEO

On the new company board, Mario, we are -- we'll be talking about that obviously over the next number of months as we go through the process. So Rich, I mean Tim has said the opportunity to meet and talk to the current JRN directors. There is the possibility that there might be a couple of those folks that that we may ask to continue

JULY 31, 2014 / 01:00PM GMT, SSP - Journal Communications Inc. to merge with E.W. Scripps Spinoff Conference Call and then we've talked about some other people. It's just a real opportunity to look around and create a new Board for Journal Media Group, probably seven directors type of thing.

Operator

Barry Lucas, Gabelli & Company.

Barry Lucas - Gabelli & Company - Analyst

Thanks. I feel like, we're double-timing you.

Rich Boehne - The E.W. Scripps Company - Chairman, President & CEO

You are, Barry.

Barry Lucas - Gabelli & Company - Analyst

Did you say, you had filed HSR already?

Rich Boehne - The E.W. Scripps Company - Chairman, President & CEO

No, we've not filed yet, Barry. It's not possible.

Barry Lucas - Gabelli & Company - Analyst

Right. And on the FCC, judging by the structure, the only license transfers that are needed are the Journal's stations, is that correct?

Rich Boehne - The E.W. Scripps Company - Chairman, President & CEO

That is correct, yes.

Barry Lucas - Gabelli & Company - Analyst

So that simplifies matters. And then just last thing for me would be, are any of the Scripps developed programs on any of the Journal stations as yet?

Brian Lawlor - The E.W. Scripps Company - SVP, Television

Yes, actually they are. RightThisMinute is on in a couple of your markets and Let's Ask America, I believe, is already on. They were one of the early partners who approached us, we met like three years ago Steve?

JULY 31, 2014 / 01:00PM GMT, SSP - Journal Communications Inc. to merge with E.W. Scripps Spinoff Conference Call

Steve Smith - Journal Communications, Inc. - Chairman & CEO

Indeed.

Brian Lawlor - The E.W. Scripps Company - SVP, Television

Right, in Las Vegas and set them and introduced them to a couple of shows we were -- in development at that point and they had interest and so I think two of your markets run Let's Ask America and a few others run RightThisMinute.

Barry Lucas - Gabelli & Company - Analyst

So it's still some room to go there, right?

Brian Lawlor - The E.W. Scripps Company - SVP, Television

Well, I am talking to a couple of General Managers over the last day or number of hours. I think that they are excited about the prospect, one in particular. So that's just a terrific benefit for us is to have the opportunity to take advantage of the Scripps initiatives, so it's certainly a benefit for the stations as we go forward.

Operator

(inaudible).

Unidentified Participant

Hi, guys. Congrats on the deal. Just a quick question on the go-shop periods or break fees essentially with the deal?

Rich Boehne - The E.W. Scripps Company - Chairman, President & CEO

There is no go-shop in the agreement.

Unidentified Participant

And break fee as well?

Rich Boehne - The E.W. Scripps Company - Chairman, President & CEO

Standard, it's in the agreement.

Operator

And speakers, we have no further questions in queue at this time.

JULY 31, 2014 / 01:00PM GMT, SSP - Journal Communications Inc. to merge with E.W. Scripps Spinoff Conference Call

Carolyn Micheli - The E.W. Scripps Company - VP of IR

Great. Well, thank you, everyone, so much for joining us. We look forward to talking to you more. Have a good day.

Rich Boehne - The E.W. Scripps Company - Chairman, President & CEO

Thanks.

Operator

Ladies and gentlemen, this conference will be available for replay beginning at 11:00 AM today, July 31, 2014 until August 7 at 11:59 PM. You can access the AT&T executive playback service during that time by dialing 1-800-475-6701. International participants may dial area code 320-365-3844 and then to the access code 333280. The numbers again are 1-800-475-6701 and area code 320-365-3844 with the access code of [333820].

That will conclude your conference call for today. Thank you for your participation and for using AT&T executive teleconference service. You may now disconnect.

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